FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2003

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

42 St Andrew Square
Edinburgh EH2 2YE
Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Enclosures:  1.  Additional Value Shares announcement made on 28 November 2003
                    2.  Dividend Declaration announcement made on 01 December 2003
                    3.  Dividend Declaration announcement made on 01 December 2003
                    4.  Dividend Declaration-Replcmnt announcement made on 02 December 2003
                    5.  Non-Cum Trust Preferred announcement made on 04 December 2003
                    6.  Director Shareholding announcement made on 05 December 2003
                    7.  Trading Statement announcement made on 08 December 2003
                    8.  Director Shareholding announcement made on 09 December 2003
                    9.  Management Appointments announcement made on 18 December 2003

Enclosure No. 1

28 November 2003

The Royal Bank of Scotland Group plc ("RBS")

Additional Value Shares ("AVSs") - Cancellation of Listing

RBS announces that it has today posted to AVS holders notice of its intention to cancel the listing of the AVSs on the Official List of the UK Listing Authority, following payment of the final AVS dividend of 55p on 1 December 2003. Trading in the AVSs on the London Stock Exchange's market for listed securities will cease on or about 22 December 2003.

In accordance with the terms of issue, on de-listing the AVSs will be converted to Non voting Deferred Shares, be transferred to RBS and subsequently cancelled.

A copy of the notice has been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority 25 The North Colonnade Canary Wharf London E14 5HS

28 November 2003

END

Enclosure No. 2

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES D, SERIES E, SERIES F, SERIES G, SERIES H, SERIES I, SERIES J AND SERIES K NON-CUMULATIVE DOLLAR PREFERENCE SHARES of US$0.01 FOR THE THREE MONTHS TO 31 DECEMBER 2003

The Directors have declared the specified dividends on the undernoted Series of non-cumulative dollar preference shares, all of which are represented by American Depositary Shares, for the three months to 31 December 2003. The dividends will be paid on 31 December 2003 at the undernoted rates to holders on the register at the close of business on 16 December 2003. As at the date of this announcement all of the undernoted Non-cumulative dollar preference shares are held by The Bank of New York, N.A. as Depositary who have advised that the record date for the American Depositary Receipts which evidence the undernoted American Depositary Shares is 16 December 2003.

Series	Dividend payable per share
Series D	US$0.51328125
Series E	US$0.50625
Series F	US$0.478125
Series G	US$0.4625
Series H	US$0.453125
Series I	US$0.50
Series J	US$0.53125
Series K	US$0.4921875

1 December 2003

END

Enclosure No. 3

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON SERIES 3 NON-CUMULATIVE CONVERTIBLE PREFERENCE SHARES OF US$0.01

The Directors have declared the dividend payable on the Series 3 US$0.01 non-cumulative convertible preference shares of for the six months to 31 December 2003.

The dividend will be paid on 31 December 2003 at a rate of US$39.08 per share to holders on the Register at the close of business on 16 December 2003.

1 December 2003

END

Enclosure No. 4

The following replaces the dividend declaration announcement released on 1 December 2003 at 12.43pm under RNS number 6890S. The record date should be 5 December 2003 and not 16 December 2003 as previously stated. All other details remain unchanged, and the full amended text appears below.

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVIDEND ON 11 PER CENT AND 5.5 PER CENT CUMULATIVE PREFERENCE SHARES FOR THE HALF YEAR TO 31 DECEMBER 2003

The Directors have declared a half-yearly dividend on the 11 per cent and 5.5 per cent £1 cumulative preference shares. The dividend will be paid on 31 December 2003 at the rate of 5.5 per cent and 2.75 per cent respectively and will be paid to those preference shareholders on the register at the close of business on 5 December 2003.

1 December 2003

END

Enclosure No. 5

THE ROYAL BANK OF SCOTLAND GROUP PLC AND RBS CAPITAL TRUST II COMPLETE SALE OF US$650 MILLION NON-CUMULATIVE TRUST PREFERRED SECURITIES

The Royal Bank of Scotland Group plc has agreed to issued US$650 million of Non-cumulative Trust Preferred Securities ("the Securities") through RBS Capital Trust II. The offering was targeted to US institutional investors. The securities will pay a fixed 6.425% coupon rate until January 3, 2034. The Securities are redeemable at the option of RBS Capital Trust II on January 3, 2034 or on any distribution payment date thereafter at par, subject to prior consent by the UK Financial Services Authority. After January 3, 2034, the distribution rate will adjust to 1.9425% per annum above three-month US dollar LIBOR. The Securities have a liquidation preference of US$1,000. The securities will be issued on December 10, 2003.

No application has been or will be made to list the Notes in the UK or the US and the Notes are not being offered or sold to the public in the UK.

For further information, please contact:

The Royal Bank of Scotland Group plc
Ron Huggett Capital Raising Director 280 Bishopsgate London EC2M 4RB Tel: 020 7375 4925	Richard O'Connor Head of Investor Relations 280 Bishopsgate London EC2M 4RB Tel: 020 7672 1758

Citigroup Global Markets	JP Morgan
Alan Patterson Managing Director Citigroup Centre 33 Canada Square Canary Wharf London E14 5LB Tel: 020 7986 8964	David Sismey Vice President 125 London Wall London EC2Y 0JP Tel: 020 7325 5486

The Royal Bank of Scotland
Gordon Taylor Director 135 Bishopsgate London EC2M 3UR Tel: 0207 334 1217

Stabilisation - FSA

END

Enclosure No. 6

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Colin Alexander Mason Buchan

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-
beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Self

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rock (Nominees) Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Self

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

5,000

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£16.3174

13) Date of transaction

4 December 2003

14) Date company informed

4 December 2003

15) Total holding following this notification

5,000

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant
-
18) Period during which or date on which exercisable
-
19) Total amount paid (if any) for grant of the option
-
20) Description of shares or debentures involved: class, number
-
21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
-
22) Total number of shares or debentures over which options held following this notification
-
23) Any additional information
-
24) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

5 December 2003

END

Enclosure No. 7

The Royal Bank of Scotland Group plc

Pre-close Trading Up-date

The Royal Bank of Scotland Group (RBS) will be holding discussions with analysts and investors ahead of its close period for the year ending 31 December 2003. This statement sets out the information that will be covered in those discussions.

RBS has continued to make good progress in 2003. Key features of its results, which will be released on Thursday 19 February 2004, are expected to include strong income growth, a further improvement in efficiency, and provisions in line with guidance given at the interim results presentation in August. The Group is fully on track to meet market expectations for 2003.

Income and Margins

RBS has maintained strong momentum in its organic income growth in the second half.

The Group continues to achieve good growth in assets across a number of sectors. The Group net interest margin for the full year is expected to be in line with the guidance given at the interim results presentation.

Strong growth in non-interest income has been supported by good performances in general insurance, credit cards and corporate banking fee income.

As expected, dealing profits relating to our role in originating mortgage-backed securities in the United States have reduced from the very strong levels in the first half achieved as a result of record levels of mortgage refinancing. Overall dealing profits in the second half, which come principally from servicing customer demand for foreign currency and interest rate protection products, are however expected to show continued underlying momentum and an increase over the prior year.

Expenses

Growth in income continues to exceed the growth in expenses necessary to support increased business volumes. A further improvement in the Group cost:income ratio is expected, even after costs associated with various investment initiatives that will improve efficiency further in the future.

Credit Quality and Provisions

Credit quality remains strong, and the charge for bad debts continues at a level consistent with that reported in the first half and the growth in the loan book.

The credit environment remains positive, continuing to improve in corporate lending and remaining stable in consumer and small business lending.

Acquisitions and Disposals

During 2003, the Group announced eight acquisitions, with a total consideration in excess of £2.6bn.

The acquisition of Churchill Insurance Group was announced on 11 June. On 1 September, RBS completed the acquisition of Churchill and formed RBS Insurance division, combining Direct Line and Churchill. The performance of Churchill and its integration are on track.

On 6 October, RBS announced the acquisition of First Active, in Ireland. This transaction has now been approved by the relevant regulatory and competition authorities and is in the final stages of the shareholder approval process. Completion is expected in January 2004.

Citizens announced the acquisition of Port Financial Corp on 17 April and completed this acquisition on 31 July, and announced the acquisition of Community Bancorp on 30 July and completed it on 31 October. Both these banks are in New England. A further acquisition, of Roxborough Manayunk Bank in Pennsylvania, was announced on 22 September and is expected to be completed in the first quarter of 2004.

RBS also completed the purchase of Nordisk Renting on 2 June, the purchase of the credit card and personal loans portfolios of Santander Direkt Bank on 31 July, the purchase of Bank von Ernst by Coutts Bank (Switzerland) on 28 November, and the sale of Coutts Miami on 31 July.

Capital

The final additional value share ("AVS") payment of £1.5bn was made on 1 December. The AVSs were issued to all ordinary shareholders in RBS following the acquisition of NatWest in March 2000, since when a total of £2.7 billion has been returned to shareholders by this means.

Underlying capital generation has again been strong and despite the acquisitions mentioned above and the final AVS payment, our capital ratios are expected to remain comfortably within our target ranges.

Fred Goodwin, Group Chief Executive, commented:

"With good momentum continuing across our businesses, we are on track to deliver strong organic growth in income and improving efficiency again this year. Also, the various acquisitions which we have made, across a range of businesses and geographies, give us additional opportunities to grow income in the future."

"The prospects for continued income growth are further enhanced by the diversity of our income streams. The fact, for example, that only 10% of our income is net interest income from UK consumer lending reduces our exposure in the event of a slow down in consumer borrowing. Equally, we are well placed to benefit from upside potential, which is becoming evident in a number of the sectors and markets in which we operate."

For further information please contact:

Fred Goodwin, Group Chief Executive: 0131 556 8555

Fred Watt, Group Finance Director: 0131 556 8555

Richard O'Connor, Head of Investor Relations: 0131 523 5103/0207 672 1762

Carolyn McAdam, Head of Group Communications: 0131 523 2055

This announcement contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as RBS's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. RBS assumes no responsibility to update any of the forward looking statements contained in this announcement.

END

Enclosure No. 8

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Frederick Anderson Goodwin

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Frederick Anderson Goodwin

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Frederick Anderson Goodwin

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.19

13. Date of transaction

8 December 2003

14. Date company informed

9 December 2003

15. Total holding following this notification

64718

16. Total percentage holding of issued class following this notification/P>

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notificationv

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 December 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of director

Norman Cardie McLuskie

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Norman Cardie McLuskie

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

The Royal Bank of Scotland plc Trustee Account BAYE and Profit Sharing

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Norman Cardie McLuskie

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Participation in The Royal Bank of Scotland Group plc Share Incentive Plan

7. Number of shares / amount of stock acquired

7

8. Percentage of issued class

-

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares of 25p

12. Price per share

£16.19

13. Date of transaction

8 December 2003

14. Date company informed

9 December 2003

15. Total holding following this notification

154,508

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

25. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification

9 December 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

END

Enclosure No. 9

SENIOR MANAGEMENT APPOINTMENTS AT THE ROYAL BANK OF SCOTLAND GROUP

The Royal Bank of Scotland Group today announces that:

Norman McLuskie, currently Chief Executive, Retail Direct has been appointed Chairman, Retail Direct and Chris Sullivan, currently Head of Asset Finance, Corporate Banking and Financial Markets, has been appointed Chief Executive, Retail Direct. Both appointments are effective from 1 January 2004.

Enquiries:

Carolyn McAdam, Head of Group Communications

Tel: 0131 523 2055 / 07796 274968

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 December 2003

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat